October 15, 2007

VIA EDGAR AND FAX

Mr. Larry Spirgel
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:	Telkonet, Inc. File No. 1-31972 Form 10-K for Year Ended December 31, 2006 Form 10-Q for Quarter Ended March 31, 2007 and June 30, 2007

Dear Mr. Spirgel:

We are writing in response to your October 2, 2007 correspondence (the "Comment Letter") concerning Telkonet, Inc.'s (the "Company") Form 10-K for the year ended December 31, 2006 and the 10-Q for the quarter ended March 31, 2007. Set forth below are the Company's responses to each comment contained in the Comment Letter. Paragraph numbers utilized below correspond to those set forth in the Comment Letter.

1.	We will amend the Company’s 10-K for the year ended December 31, 2006, to comply with the appropriate disclosures in the Comment Letter.

2.	We will amend the respective Forms 10-Q filed by the Company for the period ended March 31, 2007, and June 30, 2007, to comply with the appropriate disclosures in the Comment Letter.

3.	We will amend the Company’s 10-K for the year ended December 31, 2006, to comply with the appropriate disclosures in the Comment Letter.

4.
As previously stated, we determine the allowance for doubtful accounts by examining the historical estimation of the account reserve as well as considering any outstanding invoice that is over 30 days past due as of the end of the reporting period. The customer accounts are reviewed on a case-by-case basis, and the allowance is estimated upon management’s discretion after consideration of the above factors.  We will amend the respective Form 10-K for the year ended December 31, 2006 and Form 10-Q for the periods ended March 31, 2007 and June 30, 2007. The allowance for doubtful accounts does not include receivables from HLC.

5.	The Company applied an after tax discount rate to determine the fair value of the intangible assets.

6.	The Company’s obligations under the vendor program agreement are, among others, to fulfill the support obligations associated with the acquired contracts. Our obligation to HLC is to support the customer through the remainder of the acquired contract.

The service obligation costs are accounted for “as incurred” on a monthly basis. For example, the outsourced customer support vendor utilized by the Company is paid on a per call basis. The Company is not obligated to repair or replace equipment or provide software modification during the term. The current monthly service obligations are expensed to operations to correspond with the monthly support revenue.

The Company believes it received consideration at fair value for the support and the equipment, respectively, under the Portfolio Purchase Agreement.  The Company allocated 30% of the remaining contract value to the ISP and customer support element as a fair value to fulfill the support and ISP service for the remaining term. The Company considered an allocation across the contracts reasonable as the individual contracts were typically standard in pricing and services to support.  Additionally, the Company’s determination was based upon its prior experience supporting 200 hotels and a market analysis performed by the Company prior to the sale.  Based upon the foregoing, the Company believes the support services were fairly valued.

HLC is entitled to be indemnified under the Portfolio Purchase Agreement for any claims incurred by HLC as a result of (a) the acts or omissions of the Company or any third party provider under a portfolio contract, (b) breach of any of the Company’s representations or warranties set forth in the Portfolio Purchase Agreement, or (c) any taxes assessed or imposed on the purchase of the contract portfolio by HLC pursuant to the terms of the Portfolio Purchase Agreement.  In addition to the foregoing indemnity, which the Company believes is customary in an asset sale transaction of the type contemplated by the Portfolio Purchase Agreement, the Company is obligated to pay certain amounts to HLC if a customer under a portfolio contract withholds, reduces or otherwise fails to timely pay amounts owed to HLC resulting from:

•
an allegation that the Company (or any third party acting on the Company’s behalf) failed to satisfactorily perform its obligations arising under the customer’s contract, which failure to perform is not cured within 30 days after receipt of written notice by the Company from HLC of such failure;

•	termination of the customer contract by the customer in accordance with its terms;

•
HLC’s de-installation and removal of equipment upon the expiration or termination of the customer contract (but only in cases where the customer contract provides for the payment of such costs and expenses by the customer);

•
a change of control of the customer that negatively affects such customer’s creditworthiness or ability to pay its debts as they become due (but only in cases where the customer contract expressly provides for termination by the customer upon the occurrence of a change of control); or

•
an allegation by the customer that a “force majeure” event has occurred (but only in cases where the customer contract expressly provides for termination upon the occurrence of a “force majeure” event)

For purposes of this provision, the amount to be paid to HLC is equal to the sum of (a) all past due rental payments and taxes, with all accrued interest thereon, (b) the present value of the remaining unpaid rental payments accounted at an effective discount rate of 15%, (c) taxes payable with respect to such portfolio contract, and (d) any out-of-pocket expenses actually incurred by HLC in connection with any of the foregoing events not to exceed 2% of the portfolio purchase price allocated to the portfolio contract in question.  After reviewing the Company’s past experience with respect to each of the foregoing events, the Company concluded that the risk of triggering this provision was remote and, therefore, immaterial in value.  For this reason, the Company did not accrue a charge to operations at the time of sale.

7.
Upon further review of paragraph 24 of SFAS 95, the Company concurs that the proceeds attributable to the sale to HLC should be classified as operating activities. However, the Company considers such reclassification as immaterial to the consolidated cash flow statement because the $350,751 in proceeds from net cash used in investing activities reclassified to net cash used in operating activity would amount to a 5% and 3% change, respectively. To further clarify, the customer contracts and equipment sold to HLC represented a final sale and the equipment was not leased to HLC prior to being sold.

8.	The Portfolio Purchase Agreement and Vendor Program Agreement between the Company and HLC distinguished the equipment sale from the customer support service.
•
As noted in response 6 above, the Company allocated 30% of the remaining contract value to the ISP and customer support element as a fair value to fulfill the support and ISP service for the remaining term. The Company considered an allocation across the contracts reasonable as the majority of the contracts were standard in pricing and services.   Additionally, the Company’s determination was based upon its past experience providing substantially similar support services to over 200 hotel properties.   Furthermore, the Company believes the value of support services is comparable and consistent with competitors offerings based upon a competitive analysis prepared by the Company prior to the sale.

•
The Company also allocated the equipment component of the sale to HLC across the individual contracts since the majority of the contracts sold to HLC contained substantially similar pricing terms and involved substantially similar equipment.  The Company determined the fair value of the equipment based upon comparable direct stand-alone customer sales as well as its knowledge of the marketplace.  The Telkonet iWire system, upon installation, has the ability to provide internet service to a hotel’s customer irrespective of the Company’s support services. For example, a hotel customer can purchase the Company’s products and maintain customer support with Hotel technical staff. Additionally, the Company began selling the Telkonet iWire system components directly to independent value-added resellers without support services.   On this basis, the Company believes that the equipment was fairly valued and operable on a stand-alone basis.

•
The Company believes objective and reliable evidence was utilized in determining fair value in our analysis of the customer contracts.  The Company sold over 200 contracts to HLC which were substantially similar in terms, including pricing and services. The percentage allocation to each individual contract was considered reasonable fair value as the Company analyzed the support element and the equipment element separately for the similar contracts sold to HLC. Given the Company’s experience in the industry and with the portfolio of customers and the substantially similar terms of the contracts, the Company does not believe that a separate fair value analysis for each individual contract was warranted.

Paragraph #	EITF 00-21 Analysis
9
The delivered equipment sold to HLC has component value for each underlying customer on a standalone basis and the Company previous sold equipment without the customer support services.  The Company has objective and reliable evidence of the fair value of the future ISP and support services.

10	Not applicable.
11	Arrangement with HLC is fixed and determinable based upon the portfolio purchase agreement and vendor program agreement.
12	The Company evaluated the relative fair value of the equipment and support individually based upon the standalone value of the equipment and future support services to be provided.
13	Not applicable.
14	The equipment sale was not contingent upon the delivery of additional items or performance conditions.
15	Not applicable
16
The Company’s vendor-specific objective evidence (VSOE) of fair value consisted of (a) equipment sale as compared to internal comparable pricing on a standalone basis to customers (b) support services based upon the Company’s previous experience supporting 200 hotel properties and a separate competitive analysis prepared by the Company prior to the sale.

9.
As of December 31, 2006 and March 31, 2007, the Company performed the following analysis under paragraphs 7-32 of 00-19 to determine whether equity classification was appropriate for the warrants issued in connection with the senior convertible debentures:

Paragraph #	Analysis as of December 31, 2006 and March 31, 2007
7	The warrants issued in connection with the senior convertible debentures, assumes settlement in fixed number of shares.
8	Since the warrants are settled in a fixed number of its common shares, the Registrant classified the contracts as permanent equity as of December 31, 2006 and March 31, 2007
9	See below responses.
10	The Registrant reassessed the warrants outstanding at December 31, 2006 and March 31, 2007 and concluded no events occurred to cause the warrants to be reclassified as a liability or temporary equity
11	The warrants do not contain such provisions.
12	Not applicable.
13	See below responses.
14	The warrants may be settled with unregistered shares of common stock.
15	Not applicable
16
The terms of the warrant agreements specify that a failure to maintain effectiveness will result in liquidated damages of 1% per month through the “Registration Period”.  The Company is required to maintain the effectiveness of the Registration Statement pursuant to Rule 415 at all times until the earlier of (i) the date as of which the Investors may sell all of the Registrable Securities covered by such Registration Statement without restriction pursuant to Rule 144(k) (or any successor thereto)promulgated under the 1933 Act or (ii) the date on which the Investors shall have sold all of the Registrable Securities coveredby such Registration Statement (the “Registration Period”).

17	Not applicable.
18	Not applicable.
19	The Company has sufficient authorized and unissued shares as of the most recent balance sheet date to settle the delivery of the common shares underlying the embedded options and all other commitments
20	The number of shares to be delivered in connection with the warrants is fixed; there are sufficient authorized and unissued shares of common stock available to settle the obligations
21	See response to paragraph 19.
22	Not applicable.
23	Not applicable.
24	Not applicable.
25	Not applicable- Superseded by FSP EITF 00-19-2
26	Not applicable.
27	Not applicable.
28	Not applicable.
29	Not applicable.
30	Not applicable.
31	Not applicable.
32	Contracts do not require the posting of collateral

As a result of the above analysis, the Registrant has concluded the warrants issued in connection with the senior convertible debentures are permanent equity, and its  policy accounting for classification of equity instruments is reasonable and complies with current accounting principles generally accepted in the US.

The Company has an obligation to maintain the effectiveness of the registration statement pursuant to which the shares of the common stock underlying the warrants issued in connection with the senior convertible debentures are registered. The registration statement relating to the common stock underlying these warrants was declared effective in 2006.  The Company has reviewed FSP EITF 00-19-2, which provides that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with Statement of Financial Accounting Standards (“FAS”) No. 5 which provides that loss contingencies should be recognized as liabilities if they are probable and reasonably estimable.  The Company‘s management considered all other factors and concluded that the likelihood of the occurrence of an event impacting the effectiveness of the effective registration statement and resulting in the incurrence of penalties, if applicable, was remote. Therefore the Company has not accrued a charge to operations in accordance with FSP EITF 00-19-2.

10.
We have reviewed our response to prior comment 11.  We are liable for liquidated damages in respect of shares of common stock underlying warrants attached to the securities purchased.  The Registrant believes its accounting policy for warrants issued in accordance with the private placements was reasonable and complies with current accounting principles generally accepted in the US.

11.
The Senior Convertible Debentures accrue interest at 8% per annum commencing on the first anniversary of the original issue date of the debentures, payable quarterly in cash or common stock, at the Company’s option, and mature on April 30, 2010. The Company will amend and revise the disclosure accordingly.

The Company and noteholders are subject to a “Beneficial Ownership Limitation” pursuant to which the number of shares of common stock of MSTI Holdings, Inc. held by such noteholders immediately following conversion of the debenture shall not exceed 4.99% of all of the issued and outstanding common stock of MSTI Holdings, Inc. The Company will amend and revise the disclosure accordingly.

12.
The Company determined that the convertible debentures issued by MSTI Holdings represent conventional convertible debt since there are no provisions that provide for adjustment to the number of shares into which the notes are convertible and, therefore, the number of shares issuable upon conversion is fixed as defined in EITF Issue 05-2, “The Meaning of ‘Conventional Convertible Debt Instrument’ in Issue No. 00-19.”

The debt is convertible into 10,117,462 shares of MSTI Holdings Inc. common stock, which is subject to certain conversion limitations. Specifically, the Company shall not effect any conversion of any debenture, and a holder shall not have the right to convert any portion of a debenture, to the extent that after giving effect to the conversion set forth on the applicable notice of conversion, such holder (together with such holder’s affiliates, and any other person or entity acting as a group together with such holder or any of such holder’s affiliates) would beneficially own in excess of the 4.99% of the number of shares of the common stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of the debenture.

13.
The intrinsic value of the conversion feature was computed and a portion of the proceeds equal to the intrinsic value allocated to additional paid-in capital. The allocation resulted in a reduction of the initial carrying amount of the debt. The intrinsic value of the conversion feature is the difference between the conversion price and the market price of the underlying common stock, multiplied by the number of shares into which the security is convertible.   Please see the calculation attached as Exhibit A to this correspondence.

We believe the foregoing fairly responds to the Comment Letter. The Company is prepared to provide to the staff any additional information required by the staff in connection with its review.

We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact us.

Sincerely, TELKONET, INC. /s/ Richard J. Leimbach Richard J. Leimbach Vice President Finance

EXHIBIT A: